



SECURITII

06005327

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOX RUN ALPHA FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Fox Run Lane

(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Klein (203) 629-1729

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

5/12/06

OATH OR AFFIRMATION

I, Peter Klein swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Run Alpha Fund, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public GRANT R DAVIDSON
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2009

Subscribed and Sworn to before me, a Notary Public, in and for County of [illegible] and State of Connecticut, this 12 day of [illegible] 2006



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

CONTENTS
December 31, 2005



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Fox Run Alpha Fund, L.P.

We have audited the accompanying statement of financial condition of Fox Run Alpha Fund, L.P. as of December 31, 2005, and the related statements of income, changes in Partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Run Alpha Fund, L.P. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 16, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Due from Clearing Broker	$ 7,260,096
Securities Owned, at market value	6,800,993
Other Assets	16,957
Total Assets	$14,078,046
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities sold short, at market value	$ 6,684,682
Accrued expenses	57,921
Due to affiliate	19,471
Total Liabilities	6,762,074
Partners' Capital	7,315,972
Total Liabilities and Partners' Capital	$14,078,046

See Notes to Financial Statements

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

STATEMENT OF INCOME

Year ended December 31, 2005

Revenue:	
Trading income	$ 897,369
Interest and dividends	176,508
Short rebates	279,435
Total revenue	1,353,312
Expenses:	
Clearance and execution fees	332,827
Interest and dividends	254,990
Management fees	66,022
Professional fees	52,404
Other	20,649
Total expenses	726,892
Net income	$ 626,420

See Notes to Financial Statements

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year ended December 31, 2005	
Partners' capital at December 31, 2004	$7,139,552
Contributions	100,000
Withdrawals	(550,000)
Allocation of net income:	
Special allocation to General Partner	106,669
Allocation to all Partners	519,751
Partners' capital at December 31, 2005	$7,315,972

See Notes to Financial Statements

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 626,420
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in due from clearing broker	116,531
Increase in securities owned, at market value	(816,915)
Decrease in other assets	1,321
Increase in securities sold short, at market value	516,008
Increase in accrued expenses	9,429
Decrease in due to affiliate	(2,794)
Net cash provided by operating activities	450,000
Cash flows from financing activities:	
Partners' capital contributions	100,000
Partners' capital withdrawals	(550,000)
Net cash used in financing activities	(450,000)
Net change in cash and cash at end of year	$ - 0 -

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ 88,464

See Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fox Run Alpha Fund, L.P. (the "Partnership") is a Delaware limited partnership registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc., the American Stock Exchange, LLC and the Pacific Exchange, Inc. The Partnership was organized primarily to trade in securities.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Partnership records trading income from securities transactions on a trade-date basis.

Securities owned and securities sold short that are listed or traded on a United States securities exchange or listed on the Nasdaq national market are valued at their last reported sales price on the last business day of the year. Securities which are not listed are valued at the mean between the closing bid and ask prices. Net unrealized gain or loss is included in trading income.

Dividends are recognized on the ex-dividend date.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Partnership's securities transactions are provided by a single clearing broker. For financial reporting purposes, amounts owing to this broker are netted against amounts owing from this broker for all transactions, including securities trades, interest expense, interest income and dividends on long and short securities positions. At December 31, 2005, all of the securities owned and the amount due from clearing broker reflected in the statement of financial condition are carried by the clearing broker. In addition, all of the securities sold short are owed to the same clearing broker. The cash and securities owned that are held by the clearing broker serve as collateral to ensure the Partnership's obligations with respect to the securities that it has sold short. Subject to the clearing agreement between the Partnership and the clearing broker, the clearing broker has the right to sell, loan or hypothecate the securities owned by the Partnership or to repurchase the securities that the Partnership has sold short. Under certain conditions, the cash held by the clearing broker or that which results from the clearing broker's loan or hypothecation of the Partnership's securities owned is required to be segregated by the clearing broker in compliance with Securities and Exchange Commission pronouncements. While the Partnership believes that the clearing broker complies with these pronouncements, it has no assurance that it does so.

The Partnership is subject to certain inherent risks arising from the trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS: For the year ended December 31, 2005, services were provided to the Partnership by the General Partner, Fox Run Management, L.L.C. For these services, the Partnership pays a quarterly fee in advance of 1/4 of 1% of net assets (1% annually).

4. PROVISION FOR INCOME TAXES: No provision is made in the accompanying financial statements for federal and state taxes since such liabilities are the responsibility of each Partner.

5. NET CAPITAL REQUIREMENTS: Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2005, the Partnership had net capital of $5,529,513 which exceeded its requirement of $100,000 by $5,429,513.

6. INCENTIVE REALLOCATION: At the end of each fiscal year, 20% of the net income, as defined, allocable to the capital accounts of Limited Partners is reallocated to the General Partner.

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL UNDER RULE 15c3-1

December 31, 2005	
Partners' capital	$7,315,972
Less nonallowable assets - other assets	16,957
Net capital before haircuts on marketable securities	7,299,015
Less haircuts on marketable securities	1,769,502
Net capital	5,529,513
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $77,392 or $100,000, whichever is greater	100,000
Excess net capital	$5,429,513
Aggregate indebtedness:	
Accrued expenses	$ 57,921
Due to affiliate	19,471
Aggregate indebtedness	$ 77,392
Ratio of aggregate indebtedness to net capital	.01 to 1

No material differences exist between the above computation and the computation included in the Partnership's corresponding unaudited Form X-17A-5 Part IIA filing.

See Notes to Financial Statements

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2005

The Partnership effected no transactions with customers, as defined in rule 15c3-3, and, therefore, has no amounts reportable under the rule.